SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.2)*

Arcos Dorados Holdings, Inc.-A

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G0457F107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. G0457F107	13G	Page 2 of 9

1.	NAME OF REPORTING PERSONS

TIAA-CREF Investment Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER	8,352,746

6.	SHARED VOTING POWER	0

7.	SOLE DISPOSITIVE POWER	8,352,746

8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,352,746

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.37%

12.	TYPE OF REPORTING PERSON

IA

CUSIP No. G0457F107	13G	Page 3 of 9

1.	NAME OF REPORTING PERSONS

TIAA-CREF Emerging Markets Equity Fund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER	0

6.	SHARED VOTING POWER	6,622,107

7.	SOLE DISPOSITIVE POWER	0

8.	SHARED DISPOSITIVE POWER	6,622,107

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,622,107

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.05%

12.	TYPE OF REPORTING PERSON

IV

CUSIP No. G0457F107	13G	Page 4 of 9

1.	NAME OF REPORTING PERSONS

Teachers Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER	9,927,753

6.	SHARED VOTING POWER	0

7.	SOLE DISPOSITIVE POWER	9,927,753

8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,927,753

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.57%

12.	TYPE OF REPORTING PERSON

IA

CUSIP No. G0457F107	13G	Page 5 of 9

Item 1(a).	NAME OF ISSUER:

Arcos Dorados Holdings, Inc.-A

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Dr. Luis Bonavita 1294, Office 501
WTC Free Zone
Monte Video 11300
Uruguay

Items 2(a)-2(c).	NAME, ADDRESS OF PRINCIPAL BUSINESS OFFICE, AND CITIZENSHIP OF PERSONS FILING:

TIAA-CREF Investment Management, LLC (“Investment Management”)

730 Third Avenue

New York, NY 10017-3206

Citizenship: Delaware

TIAA-CREF Emerging Markets Equity Fund

730 Third Avenue

New York, NY 10017-3206

Citizenship: New York

Teachers Advisors, LLC (“Advisors”)

730 Third Avenue

New York, NY 10017-3206

Citizenship: Delaware

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock

Item 2(e).	CUSIP NUMBER: G0457F107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

CUSIP No. G0457F107	13G	Page 6 of 9

Investment Management

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

TIAA-CREF Emerging Markets Equity Fund

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☒	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Advisors

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

CUSIP No. G0457F107	13G	Page 7 of 9

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	OWNERSHIP

(a)	Aggregate amount beneficially owned:	18,280,499 (See Exhibit A attached)

(b)	Percent of class:	13.95%

(c)	Number of shares as to which person has:

	Investment Management	TC Emerging Mkts FD	Advisors

Sole Voting Power:	8,352,746	0	9,927,753

Shared Voting Power:	0	6,622,107	0

Sole Dispositive Power:	8,352,746	0	9,927,753

Shared Dispositive Power:	0	6,622,107	0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Exhibit A attached

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

CUSIP No. G0457F107	13G	Page 8 of 9

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

Item 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with nomination under §240.14a-11

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

TIAA-CREF INVESTMENT MANAGEMENT, LLC

By: /s/ Stuart R. Brunet
Stuart Brunet, Managing Director,
Chief Compliance Officer

TEACHERS ADVISORS, LLC on behalf of the TIAA-CREF EMERGING MARKETS EQUITY FUND

By: /s/ Stuart R. Brunet
Stuart Brunet, Managing Director,
Chief Compliance Officer

TEACHERS ADVISORS, LLC

By: /s/ Stuart R. Brunet
Stuart Brunet, Managing Director,
Chief Compliance Officer

CUSIP No. G0457F107	13G	Page 9 of 9

EXHIBIT A

ITEM 6. OWNERSHIP.

TIAA-CREF Investment Management, LLC (“Investment Management”) is the investment adviser to the College Retirement Equities Fund (“CREF”), a registered investment company, and may be deemed to be a beneficial owner of 8,352,746 shares of Issuer’s common stock owned by CREF. Teachers Advisors, LLC (“Advisors”) is the investment adviser to three registered investment companies, TIAA-CREF Funds (“Funds”), TIAA-CREF Life Funds (“Life Funds”), and TIAA Separate Account VA-1 (“VA-1”), as well as one or more separately managed accounts of Advisors (collectively, the “Separate Accounts”), and may be deemed to be a beneficial owner of 9,927,753 shares of Issuer’s common stock owned separately by Funds, Life Funds, VA-1, and/or the Separate Accounts. Investment Management and Advisors are reporting their combined holdings for the purpose of administrative convenience. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. Each of Investment Management and Advisors expressly disclaims beneficial ownership of the other’s securities holdings and each disclaims that it is a member of a “group” with the other.